Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Organization

ThoughtWorks Australia Pty Ltd	Australia

ThoughtWorks Brasil Software LTDA.	Brazil

ThoughtWorks Software Technologies (Beijing) Ltd.	China

ThoughtWorks Software Technologies (Chengdu) Ltd.	China

ThoughtWorks Software Technologies (Wuhan) Ltd.	China

ThoughtWorks Software Technologies (Xi’an) Ltd.	China

ThoughtWorks, Inc.	Delaware

Turing Topco LLC	Delaware

ThoughtWorks, Ltd.	England

ThoughtWorks Deutschland GmbH	Germany

ThoughtWorks Technologies (India) Private Limited	India

ThoughtWorks Pte. Ltd.	Singapore